Form 10-K405, Exhibit 13
period 1996-12-31
OPTICAL DATA SYSTEMS INC
filed 1997-03-14
CIK 736012

                  OPTICAL DATA SYSTEMS, INC. AND SUBSIDIARIES

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
                                           YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------
                             1996        1995         1994       1993      1992
                           --------    --------     -------    -------   -------
Net sales                  $117,864    $111,450     $86,608    $55,948   $49,244
Operating income             16,897      21,160      13,290      7,570     7,874
Net income                   11,051      13,678       8,562      4,904     5,029
Net income per share       $    .66    $    .81     $   .52    $   .30   $   .33
Weighted average
 shares outstanding          16,825      16,876      16,424     16,274    15,050

BALANCE SHEET DATA:
                                                  DECEMBER 31,
                           -----------------------------------------------------
                             1996        1995         1994       1993      1992
                           --------    --------     -------    -------   -------
Working capital            $ 54,529    $ 49,645     $38,242    $29,610   $24,495
Total assets                 81,935      71,685      52,551     40,469    35,033
Total stockholders' equity   70,938      58,698      43,361     34,272    28,039


     See Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The following tables set forth, for the periods indicated, certain financial data as a percentage of net sales.

                                              YEAR ENDED DECEMBER 31,
                                            1996       1995       1994
                                           ------     ------     ------
          Net sales                        100.0%     100.0%     100.0%
          Cost of sales                     51.5       49.8       54.0
                                           -----      -----      -----
            Gross profit                    48.5       50.2       46.0
          Operating expenses:
            Sales and marketing             22.0       20.2       18.4
            Research and development         8.8        7.2        8.7
            General and administrative       3.3        3.8        3.5
                                           -----      -----      -----
          Operating income                  14.4       19.0       15.4
          Interest income, net               0.8        0.8        0.6
                                           -----      -----      -----
          Income before income taxes        15.2       19.8       16.0
          Income taxes                       5.8        7.5        6.1
                                           -----      -----      -----
          Net income                        9.4%       12.3%       9.9%
                                           -----      -----      -----
                                           -----      -----      -----


                                            1996       1995       1994
                                           ------     ------     ------
          Ethernet sales                    61.9%      64.1%      57.0%
          Token Ring sales                  16.6       14.5       22.0
          FDDI sales                        15.9       17.2       15.0
          ATM sales                          3.6        2.9        4.5
          Other sales                        2.0        1.3        1.5
                                           -----      -----      -----
          Net sales                        100.0%     100.0%     100.0%
                                           -----      -----      -----
                                           -----      -----      -----


                                            1996       1995       1994
                                           ------     ------     ------
          Domestic sales                    85.6%      88.4%      85.0%
          Export sales to:
             Europe                          7.9        6.6       10.0
             Canada                          2.9        3.3        4.3
             Asia                            2.9        1.1        0.4
             Latin America                   0.7        0.6        0.3
                                           -----      -----      -----
          Net sales                        100.0%     100.0%     100.0%
                                           -----      -----      -----
                                           -----      -----      -----

1996 COMPARED WITH 1995

NET SALES

    Net sales in 1996 increased by 5.8% to $117.9 million from $111.5 million in 1995. The Infinity Intelligent Hub and Switch product line increased to $101.2 million of net sales in 1996 compared to $98.9 million in 1995 but decreased as a percentage of net sales to 85.9% in 1996 from 88.7% in 1995. Sales of the Infinity Intelligent Hub product line are expected to decrease as a percentage of net sales in future periods as the market is migrating to higher performance switch products, such as the Company's InfiniteSwitch product line introduced in September of 1996.

    Export sales in 1996 increased to $17.1 million, or 14.4% of net sales, compared to $12.9 million , or 11.6% of net sales in 1995. Export sales increased in 1996 as the Company increased its international sales and marketing efforts, especially in Asia.

    In 1996, 19.4% of net sales were to Electronic Data Systems Corporation ("EDS") compared to 28.3% of net sales in 1995; 13.5% of net sales in 1996 were to various agencies of the U.S. Government (aggregated as one), compared to 6.4% of net sales in 1995; and 12.1% of net sales in 1996 were to AT&T Corp. ("AT&T") compared to 12.0% of net sales in 1995.


GROSS PROFIT

    Gross profit increased to $57.1 million in 1996 compared to $56.0 million in 1995 but decreased as a percentage of net sales to 48.5% in 1996 from 50.2% in 1995. Gross profit as a percentage of net sales was impacted during 1996 by an increase in reserves for slow-moving inventory, product mix and the market transition to higher performance switch products. Gross profit margins in future periods may be affected by several factors such as sales volume, shifts in product mix, fluctuation in manufacturing costs, pricing strategies of the Company and its competitors and fluctuations in sales of integrated third-party products. Gross profit margins are typically lower on sales of integrated third-party products.


SALES AND MARKETING

    Sales and marketing expenses increased to $26.0 million or 22.0% of net sales in 1996 compared to $22.6 million or 20.2% of net sales in 1995. The increase in sales and marketing expense was primarily due to expansion of domestic and international sales and marketing personnel and associated costs. The Company anticipates sales and marketing expenses will continue to increase in amount, but may vary as a percentage of net sales in the future.


RESEARCH AND DEVELOPMENT

    Research and development expenses increased to $10.4 million or 8.8% of net sales in 1996 compared to $8.0 million or 7.2% of net sales in 1995.
The Company's research and development costs are expensed in the period incurred. The increase in research and development expenses in 1996 was primarily due to an increase in the number of developmental personnel, additional product development expenses and increased costs related to the development and testing of new switching products. The Company expects to continue to invest in research and development activities in the future in order to broaden its family of switching products.


GENERAL AND ADMINISTRATIVE

    General and administrative expenses decreased in amount to $3.8 million in 1996 compared to $4.2 million in 1995 and declined as a percentage of net sales to 3.3% in 1996 from 3.8% in 1995. As the Company continues to expand its domestic and foreign operations, general and administrative expenses are expected to increase in amount. General and administrative expenses may vary as a percentage of net sales in the future.


NET INTEREST INCOME

    Net interest income remained constant at $0.9 million for both 1996 and 1995. Net interest income may vary in the future based on the Company's cash flow and interest rates.


INCOME TAXES

    The Company's effective tax rate remained unchanged at 38.1% for both 1996 and 1995. See Note 7 of Notes to Consolidated Financial Statements.


1995 COMPARED WITH 1994


NET SALES

    Net sales in 1995 increased by 28.7% to $111.5 million from $86.6 million in 1994 as the result of an increased new customer base and continued strong sales to existing customers. The Infinity Intelligent Hub product line grew to 88.7% of net sales in 1995 compared to 80.0% of net sales in 1994.
    Export sales in 1995 were $12.9 million, or 11.6% of net sales, compared to $13.0 million or 15.0% of net sales in 1994.
    In 1995, 28.3% of net sales were to EDS compared to 19.4% of net sales in 1994; and 12.0% of net sales in 1995 were to AT&T compared to 18.1% of net sales in 1994. A large portion of sales to AT&T in 1995 and 1994 were attributable to a major U.S. Army customer of AT&T.

GROSS PROFIT

    Gross profit increased to $56.0 million in 1995 compared to $39.8 million in 1994 and increased as a percentage of net sales to 50.2% in 1995 from 46.0% in 1994. The increase in gross profit as a percentage of net sales resulted primarily from variations of product mix, economies of scale achieved through higher production volumes and manufacturing efficiencies achieved through product cost reductions.

SALES AND MARKETING

    Sales and marketing expenses increased in amount to $22.6 million or 20.2% of net sales compared to $16.0 million or 18.4% of net sales in 1994. The increase in sales and marketing expenses was related to the expansion of the Company's sales personnel and associated supporting costs.


RESEARCH AND DEVELOPMENT

    Research and development expenses increased to $8.0 million in 1995 compared to $7.5 million in 1994 but decreased as a percentage of net sales to 7.2% in 1995 from 8.7% in 1994. The growth in research and development expenses was primarily due to increased software and hardware engineering expenses relating to new product development.


GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased to $4.2 million or 3.8% of net sales in 1995 from $3.0 million or 3.5% of net sales in 1994. The increase in these expenses was due primarily to increased personnel costs, insurance and professional services.


NET INTEREST INCOME

    Net interest income was $0.9 million for 1995 compared to $0.5 million for 1994. Interest income increased as a result of increases in cash, cash equivalents and short-term investment amounts and increased interest rates.


INCOME TAXES

    The Company's effective tax rate remained unchanged at 38.1% for both 1995 and 1994. See Note 7 of Notes to Consolidated Financial Statements.


FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS


TECHNOLOGICAL CHANGES

    The market for the Company's products is characterized by frequent product introductions, rapidly changing technology and continued evolution of new industry standards. The market for network intelligent hubs and switches requires the Company's products to be compatible and interoperable with products and architectures offered by various vendors, including other networking products, workstation and personal computer architectures and computer and network operating systems. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and enhancements to its existing products that meet changing customer requirements and evolving industry standards. The development of technologically advanced products is a complex and uncertain process requiring high levels of innovation as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market and support new or enhanced products successfully in a timely manner.

Further, the Company or its competitors may introduce new products or product enhancements that shorten the life cycle of or obsolete the Company's existing product lines which could have a material adverse effect on the Company's business, operating results and financial condition.


COMPETITION AND MARKET ACCEPTANCE

    The market for network intelligent hubs and switches is intensely competitive and subject to frequent product introductions with improved price/performance characteristics. Even if the Company does introduce advanced products which meet evolving customer requirements in a timely manner, there can be no assurance that the new Company products will gain market acceptance. Many networking companies, including Cisco Systems, Inc. ("Cisco"), Cabletron Systems, Inc. ("Cabletron"), Bay Networks, Inc.("Bay Networks") and others, have substantially greater financial, technical, sales and marketing resources, better name recognition and a larger customer base than the Company. In addition, many of the Company's large competitors offer customers a broader product line which provides a more comprehensive networking solution than the Company currently offers. Increased competition in the networking industry could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition.


PRODUCT TRANSITIONS

    Once current networking products have been in the market place for a period of time and begin to be replaced by higher performance products (whether of the Company's or a competitor's design), the Company expects the net sales of such networking products to decrease. In order to continue to maintain its then current levels of revenue growth, if any, the Company will therefore be required to design, develop and successfully commercialize higher performance products in a timely manner. For example, the Company believes that the market for shared bandwidth intelligent hubs, sales of which have represented the vast majority of the Company's net sales over the past several years, will decrease as switching products with enhanced price/performance characteristics gain market acceptance. Although the Company has introduced network switching products which it believes offer competitive price/performance characteristics and is committed to future product development efforts, there can be no assurance that the Company will be able to introduce new products quickly enough to avoid adverse revenue transition patterns during current or future product transitions.


MANUFACTURING AND AVAILABILITY OF COMPONENTS

    The Company's manufacturing operations consist primarily of final assembly, testing and quality control of subassemblies and finished units. Materials used by the Company in its manufacturing processes include semiconductors such as microprocessors, memory chips and application specific integrated circuits, printed circuit boards, power supplies and enclosures. All of the materials used in the Company's products are purchased under contracts and purchase orders with third parties. While the Company believes that many of the materials used in the production of its products are generally readily available from a variety of sources, certain components are available from one or a limited number of suppliers. The lead times for delivery of components vary significantly and exceed ten weeks for certain components. If the Company should fail to forecast its requirements accurately for components, it may experience excess inventory or shortages of certain components which could have an adverse effect on the Company's business and operating results. Further, any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternative sources at acceptable prices within a reasonable time, could have an adverse effect on the Company's business and operating results.


DEPENDENCE ON KEY CUSTOMERS

    Although there is a large number of end-users of the Company's products, a relatively small number of customers have accounted for a significant portion of the Company's revenue. U.S. Government agencies and strategic network integrators, such as EDS and AT&T, which purchase the Company's products for internal use and offer the Company's products for resale, are expected to continue to account for a substantial portion of the Company's net revenue. The Company continuously faces competition from Cisco, Cabletron, Bay Networks and others for U.S. Government networking projects and corporate networking installations. Any reduction or delay in sales of the Company's products to these customers could have a material adverse effect on the Company's operating results.


INTERNATIONAL OPERATIONS

    Export sales accounted for approximately 14.4% of the Company's revenue for the year ended December 31, 1996. The Company intends to expand its international presence and expects that export sales will represent a significant portion of its business in the future. While the Company's current products are designed to meet relevant regulatory requirements of the foreign markets in which they are sold, any inability to obtain any required foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's operating results. Additionally, the Company's international operations may be affected by changes in demand resulting from fluctuations in currency exchange rates and local purchasing practices, including seasonal fluctuations in demand, as well as by risks such as increases in duty rates, difficulties in distribution and other constraints upon international trade.


INTELLECTUAL PROPERTY

    The Company's success and its ability to compete is dependent, in part, upon its proprietary technology. The Company does not hold any issued patents and currently relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

    The Company is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. The Company could incur substantial costs in defending itself and its customers against any such claim regardless of the merits of such claims. In the event of a successful claim of infringement, the Company may be required to obtain one or more licenses from third parties. There can be no assurance that the Company could obtain the necessary licenses on reasonable terms.

GENERAL

    Sales of networking products fluctuate, from time to time, based on numerous factors, including customers' capital spending levels and general economic conditions. While certain industry analysts believe that there is a significant market for network intelligent hubs and switches, there can be no assurance as to the rate or extent of the growth of such market or the potential adoption of alternative technologies. Future declines in networking product sales as a result of general economic conditions, adoption of alternative technologies or any other reason could have a material adverse effect on the Company's business, operating results and financial condition.

    Due to the factors noted above and elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. Any shortfall in revenue and earnings from the levels anticipated by securities analysts could have an immediate and significant effect on the trading price of the Company's common stock in any given period. Also, the Company participates in a highly dynamic industry which often results in volatility of the Company's common stock price.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

    With the exception of historical information, the matters discussed in this annual report are forward-looking statements that involve risks and uncertainties, including, but not limited to, economic conditions, trends in the networking market, product acceptance and demand, competitive products and pricing, new product development, availability of competitive components and other risks indicated in this filing and prior filings of the Company with the Securities and Exchange Commission.


LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of liquidity at December 31, 1996 were $6.6 million of cash and cash equivalents, $13.8 million of short-term investments, $5.0 million of highly liquid investments with a stated maturity beyond one year and an available line of credit. As of December 31, 1996, working capital was $54.5 million compared to $49.6 million as of December 31, 1995.

    Cash flows provided by operations in 1996 were $3.9 million, primarily due to net income partially offset by increases in accounts receivable and inventory balances and decreases in accounts payable. The increase in accounts receivable reflects the increase in net sales to $26.0 million during the quarter ended December 31, 1996 compared to $24.5 million during the quarter ended December 31, 1995. The increase in inventory reflects the continued support of the Company's Infinity Intelligent Hub product line and the increase in inventory of its switching products.

    Future fluctuations in accounts receivable and inventory balances will be dependent upon several factors, including, but not limited to, quarterly sales, ability to collect accounts receivable timely, the Company's strategy as to building inventory in advance of receiving orders from customers, and the accuracy of the Company's forecasts of product demand and component requirements.

    Cash used in investing activities during 1996 consisted of purchases of property and equipment of $4.9 million and net purchases of investments of $3.5 million.

    Cash provided by financing activities in 1996 was $0.6 million which consisted of the issuance of common stock relating to the exercise of certain warrants and employee stock options.

    During 1996 the Company funded its operations solely through cash flow from operations. The Company's revolving bank credit facility provides an unsecured line of credit of up to $5.0 million, subject to certain limitations and conditions. At December 31, 1996, the Company had no borrowings outstanding under its bank credit facility, and had $5.0 million available for allowable borrowings at an applicable interest rate of 8.25% per annum. See Note 4 of Notes to Consolidated Financial Statements.

    The Company believes that its cash, cash equivalents and investment balances, cash expected to be generated from operations and the availability of borrowings under its bank credit facility will provide sufficient cash resources to finance its operations and currently projected capital expenditures through 1997.

REPORT OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS,
OPTICAL DATA SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Optical Data Systems, Inc., and subsidiaries (the Company) as of December 31, 1996, and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Optical Data Systems, Inc., and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                 ERNST & YOUNG LLP


Dallas, Texas
January 21, 1997

                  OPTICAL DATA SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)


                                                    DECEMBER 31,
                                                -------------------
                                                  1996        1995
                                                -------     -------
ASSETS

Current Assets:
   Cash and cash equivalents                    $ 6,565     $10,397
   Short-term investments                        13,790      15,328
   Accounts receivable, net of allowance
     for doubtful accounts and returns
     of $822 in 1996 and $617 in 1995            16,573      15,238
   Income taxes receivable                           85        -
   Inventories, net (Note 3)                     25,573      19,374
   Deferred tax assets (Note 7)                   1,499         951
   Other assets                                     840         837
                                                -------     -------
Total current assets                             64,925      62,125
Property and Equipment:
   Land                                             600         600
   Building and building improvements             2,471       1,796
   Machinery and equipment                       17,571      13,544
   Furniture and fixtures                           897         806
   Leasehold improvements                           936         830
                                                -------     -------
                                                 22,475      17,576
   Accumulated depreciation                     (10,736)    ( 8,118)
                                                -------     -------
                                                 11,739       9,458
Long-term investments                             5,050        -
Other assets                                        221         102
                                                -------     -------

TOTAL ASSETS                                    $81,935     $71,685
                                                -------     -------
                                                -------     -------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued
     expenses (Note 3)                          $10,396     $11,867
   Income taxes payable                            -            612
                                                -------     -------
Total current liabilities                        10,396      12,479
Deferred tax liabilities (Note 7)                   601         508
Commitments (Note 5)                               -           -
Stockholders' Equity (Note 8):
   Preferred stock, $.01 par value:
     Authorized shares - 5,000
     No shares issued and outstanding              -           -
   Common stock, $.01 par value:
     Authorized shares - 80,000
     Issued and outstanding shares - 16,328
     in 1996 and 16,150 in 1995                     163         162
   Additional paid-in capital                    18,908      17,729
   Retained earnings                             51,969      40,918
   Foreign currency translation adjustments        (102)       (111)
                                                -------     -------
Total stockholders' equity                       70,938      58,698
                                                -------     -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $81,935     $71,685
                                                -------     -------
                                                -------     -------



                       See accompanying notes.

                  OPTICAL DATA SYSTEMS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                YEAR ENDED DECEMBER 31,
                                           --------------------------------
                                             1996         1995        1994
                                           --------     --------    -------

Net sales                                  $117,864     $111,450    $86,608
Cost of sales                                60,737       55,499     46,804
                                           --------     --------    -------
  Gross profit                               57,127       55,951     39,804

Operating expenses:
  Sales and marketing                        25,969       22,555     15,965
  Research and development                   10,417        8,021      7,503
  General and administrative                  3,844        4,215      3,046
                                           --------     --------    -------
                                             40,230       34,791     26,514
                                           --------     --------    -------

Operating income                             16,897       21,160     13,290
Interest income, net                            944          938        546
                                           --------     --------    -------
Income before provision for income taxes     17,841       22,098     13,836
Provision for income taxes                    6,790        8,420      5,274
                                           --------     --------    -------
Net income                                 $ 11,051     $ 13,678    $ 8,562
                                           --------     --------    -------
                                           --------     --------    -------
Net income per share                       $   0.66     $   0.81    $  0.52
                                           --------     --------    -------
                                           --------     --------    -------
Weighted average shares outstanding          16,825       16,876     16,424
                                           --------     --------    -------
                                           --------     --------    -------



                              See accompanying notes.

                   OPTICAL DATA SYSTEMS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                              Foreign
                                                     Additional               Currency
                                 Number of   Common     Paid      Retained   Translation     Stockholders'
                                   Shares    Stock     Capital    Earnings    Adjustment        Equity
                                   ------    -----     -------    --------    ----------        ------

Balance at December  31, 1993      15,668     $157     $15,473     $18,678      $ (35)          $34,273
Foreign currency translation
  adjustment                          -        -           -           -          (58)              (58)

Exercise of employee stock
  options                             172        1         314         -          -                 315

Tax benefit derived from the
  exercise of employee stock
  options                             -        -           269         -          -                 269

Net income for 1994                   -        -           -         8,562        -               8,562
                                   ------     ----     -------     -------      ------          -------

Balance at December 31, 1994       15,840      158      16,056      27,240        (93)           43,361

Foreign currency translation
  adjustment                          -        -           -           -          (18)              (18)

Exercise of stock warrants             52        1         234         -          -                 235

Exercise of employee stock
  options                             258        3         615         -          -                 618

Tax benefit derived from the
  exercise of employee stock
  options                             -        -           824         -          -                 824

Net income for 1995                   -        -           -        13,678        -              13,678
                                   ------     ----     -------     -------      ------          -------

Balance at December 31, 1995       16,150      162      17,729      40,918       (111)           58,698

FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                          -        -           -           -            9                 9

EXERCISE OF STOCK WARRANTS            5        -            22         -          -                  22

EXERCISE OF EMPLOYEE STOCK
  OPTIONS                             173        1         614         -          -                 615

TAX BENEFIT DERIVED FROM THE
  EXERCISE OF EMPLOYEE STOCK
  OPTIONS                             -        -           543         -          -                 543

NET INCOME FOR 1996                   -        -           -        11,051        -              11,051
                                   ------     ----     -------     -------      ------          -------

BALANCE AT DECEMBER 31, 1996       16,328     $163     $18,908     $51,969      $(102)          $70,938
                                   ------     ----     -------     -------      ------          -------
                                   ------     ----     -------     -------      ------          -------


                              See accompanying notes.

                  OPTICAL DATA SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           1996       1995      1994
                                                         -------    -------    ------
OPERATING ACTIVITIES:

 Net income                                              $11,051    $13,678    $8,562
 Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation                                             2,618      2,083     1,752
  Provision for deferred income taxes                       (455)      (386)        4
  Provision for doubtful accounts and returns                227        382        90
Changes in operating assets and liabilities:
    Accounts receivable                                   (1,300)    (3,479)     (411)
    Other receivables                                       (262)        48        52
    Inventories                                           (6,199)    (5,211)   (2,394)
    Other assets                                            (122)      (316)     (106)
    Accounts payable and accrued expenses                 (1,471)     3,152     3,266
    Income taxes payable                                    (154)     1,328       (22)
                                                         -------    -------   -------
 Net cash provided by operating activities                 3,933     11,279    10,793

INVESTING ACTIVITIES:
  Purchases of short-term investments                    (23,707)   (21,473)  (43,280)
  Maturities of short-term investments                    25,245     18,130    38,388
  Sale of short-term investments                             -        1,498       -
  Purchases of long-term investments                      (5,050)       -         -
  Purchases of property and equipment                     (4,899)    (6,123)   (2,224)
                                                         -------    -------   -------
 Net cash used in investing activities                    (8,411)    (7,968)   (7,116)

FINANCING ACTIVITIES:
 Exercise of stock purchase warrants                          22        235       -
 Exercise of employee stock options                          615        618       315
                                                         -------    -------   -------
 Net cash provided by financing activities                   637        853       315
                                                         -------    -------   -------

Effect of foreign currency translation
 adjustment on cash and cash equivalents                       9        (18)      (58)
Net (decrease) increase in cash and cash equivalents      (3,832)     4,146     3,934
Cash and cash equivalents at beginning of period          10,397      6,251     2,317
                                                         -------    -------   -------
Cash and cash equivalents at end of period               $ 6,565    $10,397   $ 6,251
                                                         -------    -------   -------
                                                         -------    -------   -------


                                    See accompanying notes.

OPTICAL DATA SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

  Optical Data Systems, Inc. and subsidiaries (the Company) designs, develops, manufactures, markets and supports computer networking and internetworking products for application in Local Area Networks (LANs) in compliance with the four industry standards currently applicable in the LAN industry: Ethernet, Asynchronous Transfer Mode (ATM), Fiber Distributed Data Interface (FDDI) and Token Ring. These products allow customers to integrate efficiently a wide variety of computer equipment in numerous flexible configurations into a single, enterprise-wide computer network. Sales of the Company's products are primarily made directly to major corporations and government agencies for networking their internal computer systems and to a lesser extent through reseller channels.

  On April 3, 1995, the Board of Directors declared a two-for-one common stock split, to be effected in the form of a distribution of one additional share of common stock paid on May 5, 1995 to the holders of record on April 19, 1995. All share and per share data have been retroactively restated to give effect to this stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
  The consolidated financial statements include the accounts of Optical Data
Systems, Inc. and its wholly-owned subsidiaries.   Intercompany balances and
transactions have been eliminated in consolidation.

CASH EQUIVALENTS
  The Company considers cash and all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS
  The Company's short-term investments consist of U.S. government obligations and money market funds. Short-term investments are classified as available for sale. These investments are valued at market value, which approximates amortized cost, and have maximum maturities of one year. The difference between fair value and amortized cost is not material.

RISK CONCENTRATION
  Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, investments and accounts receivable. The Company places its investments in U.S. government obligations, corporate obligations and money market funds. Substantially all of the Company's cash, cash equivalents and investments are maintained with one major financial institution.
  The Company sells its products to customers in diversified industries worldwide, primarily in

North America, Europe, Asia and Latin America. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations.
  While the Company believes that many of the materials used in the production of its products are generally readily available from a variety of sources, certain components are available from one or a limited number of suppliers.

INVENTORIES
  Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Management estimates the allowance required to state inventory at the lower of cost or market. There is a risk that the Company will forecast demand for its products and market conditions incorrectly and produce excess inventories. Therefore, there can be no assurance that the Company will not produce excess inventory and incur inventory lower of cost or market charges in the future.

PROPERTY AND EQUIPMENT
  Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Such lives vary from 5 to 20 years. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the leases. Repair and maintenance costs are expensed as incurred.

LONG-TERM INVESTMENTS
  Long-term investments consist of U.S. government obligations and corporate obligations with maturities which range up to two years. Long-term investments are classified as available for sale. These investments are valued at market value, which approximates amortized cost. The difference between fair value and amortized cost is not material.

FOREIGN CURRENCY TRANSLATION
  The Company's international subsidiaries use their local currencies as their functional currencies. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity.

ACCOUNTING FOR STOCK OPTIONS
  The Company has elected to continue to follow APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of an employee's stock option equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. The FASB has issued Statement of Financial Accounting Standard No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which provides for either recognition or disclosure of a hypothetical charge for stock options. The Company did not recognize any charge in its income statement, but has provided the required disclosure in Note 8.

NET INCOME PER SHARE
  Net income per common share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during each period. The dilutive effect of stock options and warrants, treated as common stock equivalents, is calculated using the treasury stock method.

REVENUE RECOGNITION
  The Company generally recognizes product revenue upon shipment of product. The Company accrues for estimated warranty costs, sales returns and other allowances at the time of shipment. Revenue from maintenance contracts is deferred and recognized over the contractual period the services are performed. To date, warranty costs and sales returns have not been material. There is a risk that technical issues on new products could result in unexpected warranty costs and returns.

USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
  The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard No. 109, ACCOUNTING FOR INCOME TAXES, which uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

 RECLASSIFICATION
  Certain amounts in prior year financial statements have been reclassified to conform with current year presentation.

3. BALANCE SHEET DETAIL (IN THOUSANDS)

INVENTORIES

                                               DECEMBER 31,
                                            -----------------
                                             1996       1995
                                           -------    -------
       Raw materials                       $ 6,138    $ 4,079
       Work in process                       2,308      2,724
       Finished products                    13,530     10,769
       Demonstration systems                 3,597      1,802
                                           -------    -------
                                           $25,573    $19,374
                                           -------    -------
                                           -------    -------

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                             1996       1995
                                           -------    -------
Trade accounts payable                     $ 5,440    $ 5,317
Accrued sales commissions                      681        934
Accrued incentive bonus                        -        1,178
Accrued vacation                               538        468
Accrued property taxes                         631        434
Deferred maintenance revenue                 1,714      1,397
Accrued warranty expense                       475        600
Other (individually less than
 5% of current liabilities)                    917      1,539
                                           -------    -------
                                           $10,396    $11,867
                                           -------    -------
                                           -------    -------

4.  LINE OF CREDIT

  The Company has a line of credit agreement with a bank that allows the Company to borrow amounts up to $5.0 million. Borrowing on this line is unsecured. The Company is also restricted under this agreement as to the payment of dividends.
  Borrowings accrue interest at prime (8.25% at December 31, 1996) with interest due monthly and principal due April 14, 1997. A fee of 1/4% is paid quarterly on the average unused portion of the line of credit.
  At December 31, 1996, the Company had not borrowed against this line and had $5.0 million available for additional borrowings allowable under this agreement.
  The Company made no interest payments during 1996, 1995 or 1994.


5. LEASES

  The Company leases office space for its corporate headquarters in Richardson, Texas under an operating lease, the base term of which expires in February 2005, with two seven-year options to extend the term of the lease, subject to compliance with certain conditions. The Company also leases a separate warehouse facility adjacent to its headquarters under a lease which expires in June 1997. In addition, the Company leases office space for its U.S. and international sales offices.
  Future minimum lease payments consisted of the following at December 31, 1996 (in thousands):


      1997             $1,316
      1998                845
      1999                841
      2000                805
      2001                805
      Thereafter        2,503
                       ------
                       $7,115
                       ------
                       ------

  Total rental expense of $1.9 million, $1.3 million and $1.2 million was charged to operations during 1996, 1995, and 1994, respectively.


6.  EMPLOYEE BENEFIT PLAN

  The Company adopted a defined contribution savings plan to provide retirement and incidental benefits for its employees on April 1, 1993, known as the ODS 401(k) Savings Plan (the Plan). The Plan covers substantially all employees who meet minimum age and service requirements. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary deductions for eligible employees.
  Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum amount as set by the Internal Revenue Service. The Company matches employee contributions at the rate of $.25 per each $1.00 of contribution on the first 4% of deferred compensation. Company matching contributions to the Plan were approximately $110,000, $83,000, and $68,000 in 1996, 1995 and 1994, respectively.

7.  INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and December 31, 1995 are as follows (in thousands):

                                                     1996      1995
                                                     ----      ----
   Deferred tax assets:

      Foreign subsidiaries net operating loss
        carryforward                                 $560      $588
      Vacation accrual                                202       176
      Allowance for doubtful accounts and returns     309       232
      Warranty accrual                                178       226
      Inventory allowance                             745       238
      Other                                            65        79
                                                   ------     ------
          Deferred tax assets                       2,059     1,539
      Valuation allowance for deferred tax assets    (560)     (588)
                                                   ------     ------
          Deferred tax assets, net of allowance     1,499       951
                                                   ------     ------

   Deferred tax liabilities:

      Tax over book depreciation                      535       423
      Other                                            66        85
                                                   ------     ------
          Total deferred tax liabilities              601       508
                                                   ------     ------

   Net deferred tax assets                           $898      $443
                                                   ------     ------
                                                   ------     ------


Significant components of the provision for income taxes for the years ended 1996, 1995 and 1994 are as follows (in thousands):

                                        YEAR ENDED DECEMBER 31,
                                       ------------------------
                                        1996     1995     1994
Income tax provision                    ----     ----     ----
  Federal:
    Current                            $6,437   $7,798   $4,610
    Deferred                             (403)    (336)       3

  State:
    Current                               766      988      660
    Deferred                              (52)     (50)       1

  Foreign:
    Current                                42       20      -
                                       ------   ------   ------
                                       $6,790   $8,420   $5,274
                                       ------   ------   ------
                                       ------   ------   ------

  The differences between the provision for income taxes and income taxes computed using the federal statutory rate for the years ended 1996, 1995 and 1994 are as follows (in thousands):


                                                YEAR ENDED DECEMBER 31,
                                               -------------------------
                                               1996      1995      1994
                                               ----      ----      ----
Reconciliation of income tax provision to
 statutory rate:
   Income tax expense at statutory rate       $6,244    $7,734    $4,843
   Benefited losses of foreign subsidiaries      -         -         (83)
   State taxes, less federal benefit             466       620       429
   Other                                          80        66        85
                                              ------    ------    ------
                                              $6,790    $8,420    $5,274
                                              ------    ------    ------
                                              ------    ------    ------

   Net operating loss carryforwards of the foreign subsidiaries of $1.1 million at December 31, 1996 is available indefinitely for offset only against taxable income generated by the subsidiary.

   The Company made income tax payments of $7.4 million, $7.6 million and $5.3 million during 1996, 1995 and 1994, respectively.

8. STOCK OPTIONS AND WARRANTS

  At December 31, 1996, the Company has four stock-based compensation plans, which are described below . The Company established an Incentive Stock Option Plan in 1983, which provides for the issuance of options to key employees of the Company to purchase common stock of the Company. The 1983 Incentive Stock Option Plan was terminated on November 10, 1993. In 1987, an additional Incentive Stock Option Plan was established with similar provisions to allow for further issuance of options. Each plan provides for the issuance of up to 1.2 million shares of common stock upon exercise of options granted pursuant to the plans.

  In 1995, the Company adopted the 1995 Stock Option Plan (the 1995 Plan) which provides for the issuance of up to 1.6 million shares of common stock upon exercise of options granted pursuant to the 1995 Plan. The 1995 Plan provides for the issuance of both non-qualified and incentive stock options to employees, officers, and employee-directors of the Company.

  In 1995, the Company adopted the 1995 Non-employee Director Stock Option Plan (the 1995 Non-employee Director Plan) which provides for the issuance of up to 160,000 shares of common stock upon exercise of options granted pursuant to the 1995 Non-employee Director Plan. The Plan provides for the issuance of non-qualified stock options to non-employee directors.

  In 1995 and 1994, options to purchase 60,000 shares, and 12,000 shares, respectively, were granted to directors. The terms and exercise prices of these options are similar to the incentive stock options.

  Common shares reserved for future issuance under all of the stock option plans described above amounted to 1.6 million shares at December 31, 1996.

  The Compensation Committee of the Board of Directors determines the term of each option, option exercise price within limits set forth in the plans, number of shares for which each option is granted and the rate at which each option is exercisable (generally ratably over five years from grant date). However, the exercise price of any incentive stock option may not be less than the fair market value of the shares on the date granted (or less than 110% of the fair market value in the case of optionees holding more than 10% of the voting stock of the Company), and the term cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock).

   A summary of the Company's stock option activity and related information for the years ended December 31, 1996, 1995 and 1994, is as follows:

                                      1996                    1995                       1994
                          ------------------------  ------------------------  ------------------------
                                          WEIGHTED                  Weighted                  Weighted
                            NUMBER OF     AVERAGE     Number of     Average     Number of     Average
                             OPTIONS      EXERCISE     Options      Exercise     Options      Exercise
                          (IN THOUSANDS)   PRICE    (in Thousands)   Price    (in Thousands)   Price
                          --------------  --------  --------------  --------  --------------  --------
Outstanding at beginning
 of year                       1,086        $9.27       1,083        $4.33        1,063        $2.95
Granted                          431        22.63         302        21.47          248         8.34
Exercised                       (173)        3.53        (258)        2.40         (171)        1.83
Cancelled                       (144)       17.80         (41)       11.02          (57)        3.69
                               ------                   ------                    -----
Outstanding at end of year     1,200        13.88       1,086         9.27        1,083         4.33
                               ------                   ------                    -----
                               ------                   ------                    -----
Options exercisable at
 end of year                     481                      512                       417

     Information related to options outstanding at December 31, 1996, is summarized below:

                             OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
               ------------------------------------------  -----------------------
                                   WEIGHTED      WEIGHTED                 WEIGHTED
   RANGE OF      OUTSTANDING       AVERAGE       AVERAGE    EXERCISABLE    AVERAGE
   EXERCISE      AT 12/31/96       REMAINING     EXERCISE   AT 12/31/96   EXERCISE
    PRICES     (IN THOUSANDS)  CONTRACTUAL LIFE   PRICE   (IN THOUSANDS)   PRICE
   --------    --------------  ----------------  -------- --------------  --------
 $2.50 - $5.63       402          3.25 YEARS     $ 3.41         357        $ 3.22
  6.07 - 21.00       478          8.25 YEARS      15.96         111         12.68
 22.55 - 36.25       320          8.00 YEARS      23.95          13         25.54
                   -----                                        ---
                   1,200          6.50 YEARS      13.88         481          6.00
                   -----                                        ---
                   -----                                        ---

     Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, (SFAS 123) requires the disclosure of pro forma net income and earnings per share information computed as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method set forth in SFAS 123. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.1% and 5.7%; a dividend yield of 0%; and a volatility factor of .62. In addition, the fair value of these options was estimated based on an expected life of one year from the vesting date using the multiple option method.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. In addition, because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma information does not reflect the pro forma effect of all previous stock option grants of the Company, and thus the pro forma information is not necessarily indicative of future amounts until SFAS 123 is applied to all outstanding stock options.
     Information relating to the fair value of option grants made during 1996 and 1995 is as follows:

                                              1996           1995
                                             ------         ------
Options granted with exercise price
 equal to fair value of common
 stock:

  Number of options (in thousands)              393           266
  Weighted average exercise
     price per share                         $22.35        $21.36
  Weighted average fair value
     of stock option grants per
     Black-Scholes option
     valuation model                         $11.32        $10.95

Options granted with exercise price
 greater than fair value of common
 stock:

  Number of options (in thousands)               38            36
  Weighted average exercise
     price per share                         $25.57        $22.55
  Weighted average fair value
     of stock option grants per
     Black-Scholes option
     valuation model                         $10.95         $9.92



     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For purposes of pro forma disclosure, the Company assumed that it would not receive a tax deduction or tax benefit for financial reporting purposes related to incentive stock options. In management's opinion, the pro forma disclosure is not necessarily indicative of the net financial effect assuming the Company was required to expense the fair value of employee stock options because an incentive stock option often generates a tax deduction for the Company because the stock option holder does not comply with the holding period requirements under applicable tax laws. The Company's pro forma information follows (in thousands, except earnings per share information):

                                             1996          1995
                                            ------       -------
        Pro forma net income                $8,946       $12,837
        Pro forma earnings per share        $ 0.54       $  0.77


     In connection with the Company's private placement of common stock in 1983, the Company issued common stock purchase warrants to purchase 140,000 shares of common stock at an exercise price of $4.50 per share, subject to adjustments under certain circumstances, which are exercisable at any time prior to May 21, 1997. The Company, subject to certain limitations, has granted the holders thereof unlimited incidental registration rights to include their respective shares of common stock in future registration statements.
     During 1996 and 1995, a total of 5,000 shares and 52,000 shares, respectively, of common stock were issued to holders of the common stock warrants upon exercise. At December 31, 1996, 83,000 common stock purchase warrants remain outstanding.


9.   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     The Company's operations are concentrated in one segment - the design, development and manufacture of local area network products. Sales to customers exceeding 10% of total sales were as follows: 1996 - $22.9 million to EDS, $15.9 million to various agencies of the U.S. Government (aggregated as one) and $14.2 million to AT&T; 1995 - $31.6 million to EDS and $13.4 million to AT&T; 1994 - $16.8 million to EDS and $15.7 million to AT&T. A large portion of sales to AT&T in 1995 and 1994 were attributable to a major U.S. Army customer of AT&T.
     Export sales, primarily to Europe, Asia, Latin America and Canada, were $17.1 million in 1996, $12.9 million in 1995, and $13.0 million in 1994.

SUPPLEMENTAL FINANCIAL DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUMMARIZED QUARTERLY DATA (UNAUDITED)
(In thousands, except per share amounts)


                                                1996
                          ------------------------------------------------
                             Q1        Q2        Q3        Q4      TOTAL
                          ------------------------------------------------
REVENUE                   $29,505   $31,007   $31,303   $26,049   $117,864

GROSS PROFIT               14,366    15,366    14,893    12,502     57,127

NET INCOME                  3,494     3,637     2,976       944     11,051

NET INCOME PER SHARE         0.21      0.22      0.18      0.06       0.66


                                                1995
                          ------------------------------------------------
                             Q1        Q2        Q3        Q4      TOTAL
                          ------------------------------------------------
Revenue                   $24,499   $30,873   $31,597   $24,481   $111,450

Gross profit               12,491    14,638    16,132    12,690     55,951

Net income                  2,982     3,849     4,243     2,604     13,678

Net income per share         0.18      0.23      0.25      0.15       0.81

STOCK MARKET INFORMATION

     The Company's common stock is traded on The Nasdaq Stock Market (National Market System) under the symbol ODSI. As of March 3, 1997, there were approximately 225 holders of record of the common stock. The following table sets forth, for the periods indicated, the high and low sales prices for the common stock, as reported by The Nasdaq Stock Market, after giving retroactive effect to the 2-for-1 stock split in 1995.

                                    1996       1995               1994
                      -----------------  -----------------   -----------------
                        HIGH      LOW      High      Low       High      Low
                      -------   -------  -------   -------   -------   -------
     First Quarter    $28 3/4   $17 1/4  $18 1/4   $13       $ 8 1/2   $5 3/8
     Second Quarter    27 3/8    19 1/4   26 3/4    17 5/8     8 5/8    6 5/16
     Third Quarter     23 1/4    16 7/8   42 1/4    25         9 5/8    6 3/8
     Fourth Quarter    16 5/8    11 3/8   37 1/8    20 1/8    14 3/4    8 1/2


     The Company has not paid any cash dividends on its common stock and currently intends to continue its policy of retaining earnings for the Company's operations and planned expansion of its business. In addition, the Company's bank credit facility restricts the payment of dividends.