Form 10-K405, Exhibit 13
period 1997-12-31
ODS NETWORKS INC
filed 1998-03-09
CIK 736012

                                                                      Exhibit 13

ODS NETWORKS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)


INCOME STATEMENT DATA:


                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                          1997        1996        1995        1994       1993
                                       --------   ---------   ---------    --------    --------
Net sales                              $ 92,327   $ 117,864   $ 111,450    $ 86,608    $ 55,948
Cost of sales                            55,795      60,737      55,499      46,804      29,888
                                       --------   ---------   ---------    --------    --------
Gross profit                             36,532      57,127      55,951      39,804      26,060
Sales and marketing                      30,390      25,969      22,555      15,965      10,802
Research and development                 10,810      10,417       8,021       7,503       5,668
General and administrative                4,912       3,844       4,215       3,046       2,020
                                       --------   ---------   ---------    --------    --------
Operating income (loss)                  (9,580)     16,897      21,160      13,290       7,570
Interest income, net                      1,639         944         938         546         280
                                       --------   ---------   ---------    --------    --------
Income (loss) before income taxes        (7,941)     17,841      22,098      13,836       7,850
Income taxes                             (3,004)      6,790       8,420       5,274       2,946
                                       --------   ---------   ---------    --------    --------
Net income (loss)                      $ (4,937)   $ 11,051   $  13,678    $  8,562    $  4,904

Diluted earnings (loss) per share      $  (0.30)   $   0.66   $    0.81    $   0.52    $   0.30
Weighted average shares
outstanding assuming dilution            16,437      16,825      16,876      16,424      16,274

BALANCE SHEET DATA:
                                                               DECEMBER 31,
                                       --------------------------------------------------------
                                         1997         1996       1995        1994        1993
                                       --------   ---------   ---------    --------    --------
Working capital                       $  51,847   $  54,529   $  49,645   $  38,242   $  29,610
Total assets                             77,178      81,935      71,685      52,551      40,469
Total liabilities                        10,799      10,997      12,987       9,190       6,197
Total stockholders' equity               66,379      70,938      58,698      43,361      34,272


See Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements.


TABLE OF CONTENTS


Message to Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Management's Discussion and Analysis of Financial Condition and Results of Operations. . . . . . .14
Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Corporate and Investor Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

     This Annual Report, other than historical information, may include forward-looking statements, including statements with respect to financial results, product introductions, market demand, sales channels, industry trends, sufficiency of cash resources and certain other matters. These statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, including those discussed in the
     section entitled   "Factors That May Affect Future Results of Operations"
     and elsewhere in this Annual Report as well as those discussed in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

     The following tables set forth, for the periods indicated, certain financial data as a percentage of net sales.


                                               YEAR ENDED DECEMBER 31,
                                            ---------------------------
                                              1997      1996      1995
                                            -------   ------     ------
     Net sales                               100.0%    100.0%    100.0%
     Cost of sales                            60.4      51.5      49.8
                                            -------   ------     ------
          Gross profit                        39.6      48.5      50.2
     Operating expenses:
          Sales and marketing                 32.9      22.0      20.2
          Research and development            11.7       8.8       7.2
          General and administrative           5.3       3.3       3.8
                                            -------   ------     ------
     Operating income (loss)                 (10.3)     14.4      19.0
     Interest income, net                      1.7       0.8       0.8
                                            -------   ------     ------

     Income (loss) before income taxes        (8.6)     15.2      19.8
     Income taxes                             (3.3)      5.8       7.5
                                            -------   ------     ------
     Net income (loss)                        (5.3)%     9.4%     12.3%
                                            -------   ------     ------
                                            -------   ------     ------

                                              1997      1996      1995
                                            -------   ------     ------
     Switching product sales                  37.7%     13.4%      5.8%
     Shared bandwidth hub sales               54.4      80.5      84.9
     Other sales                               7.9       6.1       9.3
                                            -------   ------     ------
     Net sales                               100.0%    100.0%    100.0%
                                            -------   ------     ------
                                            -------   ------     ------

                                              1997      1996      1995
                                            -------   ------     ------
     Domestic sales                           72.8%     85.6%     88.4%
     Export sales to:
          Europe                               9.6       7.9       6.6
          Canada                               3.6       2.9       3.3
          Asia                                11.6       2.9       1.1
          Latin America                        2.4       0.7       0.6
                                            -------   ------     ------
     Net sales                               100.0%    100.0%    100.0%
                                            -------   ------     ------
                                            -------   ------     ------


1997 COMPARED WITH 1996


                                     NET SALES

          Net sales in 1997 decreased to $92.3 million from $117.9 million in 1996 as sales of the Company's new network switching products did not increase quickly enough to offset the decrease in sales of its prior generation shared bandwidth intelligent hubs. Demand for prior generation shared bandwidth intelligent hubs may continue to decline as the market transitions to switching products with enhanced price/performance characteristics.

           Export sales in 1997 increased to $25.1 million, or 27.2% of net sales, compared to $17.1 million, or 14.4% of net sales in 1996 primarily due to growth in export sales to customers in Malaysia and South Korea. Sales to customers in Malaysia and South Korea declined in the fourth quarter of 1997 compared to the preceding quarters in 1997 and may decrease in 1998 compared to 1997 due to the adverse economic developments in these countries.

          Sales to Electronic Data Systems Corporation ("EDS") in 1997 and 1996 were 16.1% and 19.4%, respectively, of net sales. Sales to AT&T Corp. ("AT&T") in 1997 and 1996 were 1.6% and 12.1%, respectively, of net sales. Direct net sales to various agencies of the U.S. Government (aggregated as one) were 11.7% and 13.5%, respectively, of net sales. In addition, a portion of the Company's sales to EDS, AT&T and other corporations were resold by those organizations to various agencies of the U.S. Government.


                                    GROSS PROFIT

          Gross profit decreased to $36.5 million or 39.6% of net sales in 1997 compared to $57.1 million or 48.5% of net sales in 1996. Gross profit as a percentage of net sales in 1997 was impacted by several factors, including a decline in the net realizable value of certain prior generation products, an increase in reserves for slow-moving inventory of such prior generation products, product mix and lower sales volumes. Gross profit margins in future periods may be affected by several factors such as continued product transition, declining market demand for prior generation products, obsolescence or surplus of inventory, shifts in product mix, changes in channels of distribution, sales volume, fluctuation in manufacturing costs, pricing strategies of the Company and its competitors and fluctuations in sales of integrated third-party products. Gross profit margins are typically lower on sales of integrated third-party products.

                                SALES AND MARKETING

          Sales and marketing expenses increased to $30.4 million or 32.9% of net sales in 1997 from $26.0 million or 22.0% of net sales in 1996. The increase in sales and marketing expenses was primarily due to higher levels of staffing in sales, marketing and technical support and associated costs. The Company expects sales and marketing expenses to continue to increase in amount, but may vary as a percentage of net sales in the future.


                              RESEARCH AND DEVELOPMENT

          Research and development expenses increased to $10.8 million or 11.7% of net sales in 1997 compared to $10.4 million or 8.8% of net sales in 1996. The Company's research and development costs are expensed in the period incurred. The increase in research and development expenses was primarily due to an increase in the number of development personnel and increased costs related to the development and testing of switching products, network management products and network security products. The Company expects to continue to invest in research and development activities in the future in an effort to broaden its family of network switching, management and security products.

                             GENERAL AND ADMINISTRATIVE

          General and administrative expenses increased to $4.9 million or 5.3% of net sales in 1997 from $3.8 million or 3.3% of net sales in 1996. As the Company continues to expand its domestic and foreign operations, general and administrative expenses are expected to increase in amount, but may vary as a percentage of net sales in the future.

                                NET INTEREST INCOME

          Net interest income increased to $1.6 million in 1997 compared to $0.9 million in 1996 primarily due to an increase in the Company's average cash
     and investment balances during 1997.   Net interest income may vary in the
     future based on the Company's cash flow and rate of return on investments.


                                    INCOME TAXES

          The Company's effective income tax rate decreased to 37.8% in 1997 compared to 38.1% in 1996. See Note 7 of Notes to Consolidated Financial Statements.

1996 COMPARED WITH 1995


                                      NET SALES

          Net sales in 1996 increased by 5.8% to $117.9 million from $111.5 million in 1995 as sales of the Infinity Intelligent Hub and InfiniteSwitch product line increased.

          Export sales in 1996 increased to $17.1 million, or 14.4% of net sales, compared to $12.9 million , or 11.6% of net sales in 1995. Export sales increased in 1996 as the Company increased its international sales and marketing efforts, especially in Asia.

          In 1996, 19.4% of net sales were to EDS compared to 28.3% of net sales in 1995; 13.5% of net sales in 1996 were to various agencies of the U.S. Government (aggregated as one), compared to 9.6% of net sales in 1995; and 12.1% of net sales in 1996 were to AT&T compared to 12.0% of net sales in 1995.

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

                                 SALES AND MARKETING

          Sales and marketing expenses increased to $26.0 million or 22.0% of net sales in 1996 compared to $22.6 million or 20.2% of net sales in 1995. The increase in sales and marketing expenses was primarily due to expansion of domestic and international sales and marketing personnel and associated costs.

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

                          LIQUIDITY AND CAPITAL RESOURCES

          The Company's principal sources of liquidity at December 31, 1997 were $17.9 million of cash and cash equivalents, $14.7 million of short-term investments, $3.2 million of highly liquid investments with a stated maturity beyond one year and an available line of credit. As of December 31, 1997, working capital was $51.8 million compared to $54.5 million as of December 31, 1996.

          Cash flows provided by operations in 1997 were $13.4 million, primarily due to a decrease in inventory and accounts receivable balances partially offset by a net loss for the year. Future fluctuations in accounts receivable and inventory balances will be dependent upon several factors, including but not limited to quarterly sales, ability to collect accounts receivable timely, the Company's strategy as to building inventory in advance of receiving orders from customers, and the accuracy of the Company's forecasts of product demand and component requirements.

          Cash used in investing activities in 1997 consisted of purchases of property and equipment of $3.4 million partially offset by net maturities of investments of $1.0 million.

          Cash provided by financing activities in 1997 was $0.6 million which consisted of the issuance of common stock relating to the exercise of certain warrants and employee stock options.

          During 1997, the Company funded its operations solely through cash flow from operations. The Company has a bank line of credit agreement with $15.0 million of maximum available borrowings. Borrowings under this line are secured by the Company's accounts receivable and inventory and are subject to certain limitations and conditions, including the maintenance of certain financial ratios and minimum net tangible worth amounts. Borrowings on this line accrue interest at prime with interest due monthly and principal due April 12, 1999. As of December 31, 1997, the Company had no borrowings outstanding under its bank credit facility, and had $15.0 million available for allowable borrowings at an applicable interest rate of 8.5% per annum. See Note 4 of Notes to Consolidated Financial Statements.

          The Company believes that its cash, cash equivalents and investment balances and the availability of borrowings under its bank credit facility will provide sufficient cash resources to finance its operations and currently projected capital expenditures through 1998. However, there can be no assurance the Company's cash resources will be sufficient for 1998 or future periods.



FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS


     As noted above, the foregoing discussions may include forward-looking statements that involve risks and uncertainties. In addition to those factors discussed elsewhere in this Annual Report and those discussed in the Company's Form 10-K and other filings with the Securities and Exchange Commission, the Company identifies the following factors which could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.


     TECHNOLOGICAL CHANGES. The market for the Company's products is characterized by frequent product introductions, rapidly changing technology and continued evolution of new industry standards. The market for network intelligent hubs and switches requires the Company's products to be compatible and interoperable with products and architectures offered by various vendors, including other networking products, workstation and personal computer architectures and computer and network operating systems. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and enhancements to its existing products that meet changing customer requirements and evolving industry standards. The development of technologically advanced products is a complex and uncertain process requiring high levels of innovation as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market and support new or enhanced products successfully in a timely manner. Further, the

     Company or its competitors may introduce new products or product enhancements that shorten the life cycle of or obsolete the Company's existing product lines which could have a material adverse effect on the Company's business, operating results and financial condition.

     COMPETITION AND MARKET ACCEPTANCE. The market for network intelligent hubs and switches is intensely competitive and subject to frequent product introductions with improved price/performance characteristics. Even if the Company does introduce advanced products which meet evolving customer requirements in a timely manner, there can be no assurance that the new Company products will gain market acceptance. Many networking companies, including Cisco Systems, Inc. ("Cisco"), Cabletron Systems, Inc. ("Cabletron"), Bay Networks, Inc. ("Bay Networks"), FORE Systems, Inc. ("FORE Systems"), Xylan Corporation ("Xylan") and others, have substantially greater financial, technical, sales and marketing resources, better name recognition and a larger customer base than the Company. Many of the Company's large competitors offer customers a broader product line which provides a more comprehensive networking solution than the Company currently offers. The Company anticipates increased competition from large telecommunication equipment vendors which are expanding their capabilities in the data networking market. For example, Lucent Technologies has acquired several networking companies to enhance its capabilities in data networking. Further the Company anticipates increased competition from private "start-up" companies that have developed or are developing advanced network switching products. Increased competition in the networking industry could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

          The Company is pursuing a strategy to increase the percentage of its revenue generated through indirect sales channels including value added resellers, system integrators, original equipment manufacturers and network service providers. There can be no assurance that the Company's products will gain market acceptance in these indirect sales channels. Further, competition among networking companies to sell products through these indirect sales channels could result in significant price competition and reduced profit margins.

          The Company is also pursuing a strategy to broaden and further differentiate its product line by introducing complementary network switching, management and security products and incorporating new technologies into its existing product line. There can be no assurance that the Company will successfully introduce these products or that such products will gain market acceptance. The Company anticipates competition from networking companies, network security companies and others in each of its product lines. The Company anticipates that profit margins will vary among its product lines and that product mix fluctuations could have an adverse effect on the Company's overall profit margins.

     ACQUISITIONS. Cisco, Cabletron, Bay Networks, FORE Systems, Lucent Technologies and other competitors have recently acquired several networking companies with complementary technologies, and the Company anticipates that such acquisitions will continue in the future. These acquisitions may permit such competitors to accelerate the development and commercialization of broader product lines and more comprehensive networking solutions than the Company currently offers. In the past, the Company has relied upon a combination of internal product development and partnerships with other networking vendors to provide competitive networking solutions to customers. Certain of the recent and future acquisitions by the Company's competitors may have the effect of limiting the Company's access to commercially significant technologies. Further, the business combinations and acquisitions in the networking industry are creating companies with larger market shares, customer bases, sales forces, product offerings and technology and marketing expertise. There can be no assurance that the Company will be able to compete successfully in such an environment.

     The Company may, in the future, acquire or invest in another company, business unit, product line, or technology to accelerate the development of products and sales channels complementary to the Company's existing products and sales channels. Acquisitions involve numerous risks, including difficulties in assimilation of operations, technologies, and products of the acquired companies; risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions; the potential loss of key employees of the acquired company; and the diversion of management's attention from normal daily operation of the Company's business.

     PRODUCT TRANSITIONS. Once current networking products have been in the market place for a period of time and begin to be replaced by higher performance products (whether of the Company's or a competitor's design), the Company expects the net sales of such networking products to decrease. In order to achieve revenue growth in the future, the Company will be required to design, develop and successfully commercialize higher performance products in a timely manner. For example, the market for shared bandwidth intelligent hubs, sales of which represented the majority of the Company's net sales over the past several years, decreased in 1997 and may continue to decrease as switching products with enhanced price/performance characteristics gain market acceptance. There can be no assurance that the Company will be able to introduce new products and gain market acceptance quickly enough to avoid adverse revenue transition patterns during current or future product transitions.

     MANUFACTURING AND AVAILABILITY OF COMPONENTS. The Company's manufacturing operations consist primarily of final assembly, testing and quality control of subassemblies and finished units. Materials used by the Company in its manufacturing processes include semiconductors such as microprocessors, memory chips and application specific integrated circuits ("ASICs"), printed circuit boards, power supplies and enclosures. All of the materials used in the Company's products are purchased under contracts and purchase orders with third parties. While the Company believes that many of the materials used in the production of its products are generally readily available from a variety of sources, certain components are available from one or a limited number of suppliers. For example, certain ASICs designed into the Company's InfiniteSwitch products are supplied by FORE Systems (see "Factors That May Affect Future Results of Operations - Competition and Market Acceptance"). The lead times for delivery of components vary significantly and exceed twelve weeks for certain components. If the Company should fail to forecast its requirements accurately for components, it may experience excess inventory or shortages of certain components which could have an adverse effect on the Company's business and operating results. Further, any interruption in the supply of any of these components, or the inability of the Company to procure these components from alternative sources at acceptable prices within a reasonable time, could have an adverse effect on the Company's business and operating results.


     THIRD-PARTY PRODUCTS. The Company believes that it is beneficial to work with third parties with complementary technologies to broaden the appeal of the Company's switches, intelligent hub and network security products. These alliances allow ODS to provide integrated solutions to its customers, combining ODS developed technology with third-party products such as certain routers from Cisco, ATM switches from FORE systems and Gigabit Ethernet switch technology from Lucent Technologies. As the Company also competes with these technology partners in certain segments of the market, there can be no assurance that the Company will have access to all of the third-party products which may be desirable in to offer fully integrated solutions to ODS customers.


     DEPENDENCE ON KEY CUSTOMERS.   A relatively small number of customers have
     accounted for a significant portion of the Company's revenue. U.S. Government agencies and strategic network integrators, such as EDS, which purchase the Company's products for internal use and offer the Company's products for resale, are expected to continue to account for a substantial portion of the Company's net revenue. The Company continuously faces competition from Cisco, Cabletron, Bay Networks, FORE Systems, Xylan and others for U.S. Government networking projects and corporate networking installations. Any reduction or delay in sales of the Company's products to these customers could have a material adverse effect on the Company's operating results.

     INTERNATIONAL OPERATIONS. Export sales accounted for approximately 27.2% of the Company's revenue in 1997. The Company expects that export sales will represent a significant portion of its business in the future. The Company's international operations may be affected by changes in demand resulting from fluctuations in currency exchange rates and local purchasing practices, including seasonal fluctuations in demand, as well as by risks such as increases in duty rates, difficulties in distribution and other constraints upon international trade. For example, the fluctuations in currency exchange rates and adverse economic developments in Malaysia, South Korea and certain other countries adversely affected demand for the Company's products in those countries in the fourth quarter of 1997 and may continue to adversely affect demand for the Company's products in those countries in 1998. Additionally, while the Company's current products are designed to meet relevant regulatory requirements of the foreign markets in which they are sold, any inability to obtain any required foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's operating results.

     INTELLECTUAL PROPERTY. The Company's success and its ability to compete is dependent, in part, upon its proprietary technology. The Company does not hold any issued patents and currently relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

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

     IMPACT OF YEAR 2000.   Some of the Company's older computer programs were
     written using two digits rather than four to define the applicable year.
     As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is estimated to be immaterial.

     The Company has initiated communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. The Company has determined it has immaterial exposure to contingencies related to the Year 2000 Issue for the products it has sold.

     The Year 2000 project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continuous availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

     GENERAL. Sales of networking products fluctuate, from time to time, based on numerous factors, including customers' capital spending levels and general economic conditions. While certain industry analysts believe that there is a significant market for network intelligent hubs, switches, management and security products, there can be no assurance as to the rate or extent of the growth of such market or the potential adoption of alternative technologies. Future declines in networking product sales as a result of general economic conditions, adoption of alternative technologies or any other reason could have a material adverse effect on the Company's business, operating results and financial condition.

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

                            REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders,
ODS Networks, Inc.

We have audited the accompanying consolidated balance sheets of ODS Networks, Inc., and subsidiaries (the Company) as of December 31, 1997, and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ODS Networks, Inc., and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                    Ernst & Young LLP
Dallas, Texas
January 21, 1998

                         ODS NETWORKS, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)


                                                                DECEMBER 31,
                                                            --------------------
                                                             1997        1996
                                                            --------   ---------
ASSETS

Current Assets:
   Cash and cash equivalents                                $ 17,911   $ 6,565
   Short-term investments                                     14,667    13,790
   Accounts receivable, net of allowance for doubtful
    accounts and returns of $758 in 1997 and $822 in 1996      8,668    16,573
   Income taxes receivable                                     3,159        85
   Inventories, net (Note 3)                                  14,671    25,573
   Deferred tax assets (Note 7)                                1,721     1,499
   Other assets                                                1,221       840
                                                            --------   ---------
Total current assets                                          62,018    64,925
Property and Equipment:
   Land                                                          600       600
   Building and building improvements                          2,492     2,471
   Machinery and equipment                                    20,649    17,571
   Furniture and fixtures                                      1,048       897
   Leasehold improvements                                      1,068       936
                                                            --------   ---------
                                                              25,857    22,475
   Accumulated depreciation                                  (14,021) ( 10,736)
                                                            --------   ---------
                                                              11,836    11,739
Long-term investments                                          3,168     5,050
Other assets                                                     156       221
                                                            --------   ---------
TOTAL ASSETS                                                $ 77,178   $81,935
                                                            --------   ---------
                                                            --------   ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses (Note 3)             $8,709   $ 8,683
   Deferred revenue                                            1,462     1,713

Total current liabilities                                     10,171    10,396
Deferred tax liabilities (Note 7)                                628       601
Commitments (Note 5)                                             -          -
Stockholders' Equity (Note 8):
   Preferred stock, $.01 par value:
      Authorized shares - 5,000
      No shares issued and outstanding                           -          -
   Common stock, $.01 par value:
      Authorized shares - 80,000
      Issued and outstanding shares - 16,486
      in 1997 and 16,328 in 1996                                 165       163
  Additional paid-in capital                                  19,488    18,908
  Retained earnings                                           47,032    51,969
  Foreign currency translation adjustments                      (306)     (102)
                                                            --------   ---------
Total stockholders' equity                                    66,379    70,938
                                                            --------   ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 77,178   $81,935
                                                            --------   ---------
                                                            --------   ---------

                              See accompanying notes.

                         ODS NETWORKS, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                       YEAR ENDED DECEMBER 31,
                                                               -------------------------------------
                                                                 1997           1996           1995
                                                               -------       --------       --------
Net sales                                                      $92,327       $117,864       $111,450
Cost of sales                                                   55,795         60,737         55,499
                                                               -------       --------       --------
  Gross profit                                                  36,532         57,127         55,951

Operating expenses:
  Sales and marketing                                           30,390         25,969         22,555
  Research and development                                      10,810         10,417          8,021
  General and administrative                                     4,912          3,844          4,215
                                                               -------       --------       --------
                                                                46,112         40,230         34,791
                                                               -------       --------       --------

Operating income (loss)                                         (9,580)        16,897         21,160
Interest income, net                                             1,639            944            938
                                                               -------       --------       --------
Income (loss) before provision for income taxes                 (7,941)        17,841         22,098
Provision for income taxes                                      (3,004)         6,790          8,420
                                                               -------       --------       --------
Net income (loss)                                              $(4,937)      $ 11,051       $ 13,678
                                                               -------       --------       --------
                                                               -------       --------       --------
Basic earnings (loss) per share                                $ (0.30)      $   0.68       $   0.85
                                                               -------       --------       --------
                                                               -------       --------       --------
Diluted earnings (loss) per share                              $ (0.30)      $   0.66       $   0.81
                                                               -------       --------       --------
                                                               -------       --------       --------

Weighted average common shares outstanding                      16,437         16,261         16,037
                                                               -------       --------       --------
                                                               -------       --------       --------
Weighted average shares outstanding assuming
 Dilution                                                       16,437         16,825         16,876
                                                               -------       --------       --------
                                                               -------       --------       --------


                              See accompanying notes.

                          ODS NETWORKS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                    (IN THOUSANDS)


                                                                                         Foreign
                                                               Additional                Currency
                                     Number of      Common     Paid-in      Retained     Translation    Stockholders'
                                     Shares         Stock      Capital      Earnings     Adjustment     Equity
                                     ---------      -------    ---------    ---------    ------------   -------------
Balance at December 31, 1994         15,840         $158       $16,056      $27,240      ($93)          $43,361
Foreign currency translation
  adjustment                              -            -             -            -       (18)              (18)
Exercise of stock warrants               52            1           234            -         -               235
Exercise of employee stock
  options                               258            3           615            -         -               618
Tax benefit derived from the
  exercise of employee stock
    options                               -            -           824            -         -               824
Net income for 1995                       -            -             -       13,678         -            13,678
                                     ---------      -------    ---------    ---------    ------------   -------------

Balance at December 31, 1995         16,150          162        17,729       40,918      (111)           58,698

Foreign currency translation
   adjustment                             -            -            -            -          9                 9
Exercise of stock warrants                5            -           22            -          -                22
Exercise of employee stock
  options                               173            1          614            -          -               615
Tax benefit derived from the
  exercise of employee stock
    options                               -            -          543            -          -               543

Net income for 1996                       -            -            -       11,051          -            11,051
                                     ---------      -------    ---------    ---------    ------------   -------------

Balance at December 31, 1996         16,328          163       18,908       51,969       (102)           70,938

FOREIGN CURRENCY TRANSLATION
ADJUSTMENT                                -            -            -           -        (204)             (204)

EXERCISE OF STOCK WARRANTS               59            1          266           -           -               267
EXERCISE OF EMPLOYEE STOCK
  OPTIONS                                99            1          287           -           -               288

TAX BENEFIT DERIVED FROM THE
   EXERCISE OF EMPLOYEE STOCK
     OPTIONS                              -            -           27           -           -                27

NET LOSS FOR 1997                         -            -            -       (4,937)          -            (4,937)
                                     ---------      -------    ---------    ---------    ------------   -------------

BALANCE AT DECEMBER 31, 1997         16,486         $165       $19,488     $47,032       ($306)          $66,379
                                     ---------      -------    ---------    ---------    ------------   -------------
                                     ---------      -------    ---------    ---------    ------------   -------------

                              See accompanying notes

                   ODS NETWORKS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1996         1995
                                                              --------    -------     --------
OPERATING ACTIVITIES:

  Net income (loss)                                           $(4,937)    $11,051     $13,678
  Adjustments to reconcile net income (loss) to net
       cash provided by operating activities:
     Depreciation                                               3,285       2,618       2,083
     Provision for deferred income taxes                         (195)       (455)       (386)
     Provision for doubtful accounts and returns                   86         227         382
  Changes in operating assets and liabilities:
     Accounts receivable                                        7,715      (1,300)     (3,479)
     Income taxes receivable                                   (3,047)       (154)      1,328
     Other receivables                                            104        (262)         48
     Inventories                                               10,902      (6,199)     (5,211)
     Other assets                                                (316)       (122)       (316)
     Accounts payable and accrued expenses                       (225)     (1,471)      3,152

Net cash provided by operating activities                      13,372       3,933      11,279

INVESTING ACTIVITIES:
  Purchases of short-term investments                         (17,967)    (23,707)    (21,473)
  Maturities of short-term investments                         24,616      25,245      18,130
  Sale of short-term investments                                  -          -          1,498
  Purchases of long-term investments                           (5,665)     (5,050)        -
  Maturities of long-term investments                              21        -            -
  Purchases of property and equipment                          (3,382)     (4,899)     (6,123)
                                                              --------    -------     --------
 Net cash used in investing activities                         (2,377)     (8,411)     (7,968)

FINANCING ACTIVITIES:
  Exercise of stock purchase warrants                             267          22         235
  Exercise of employee stock options                              288         615         618
                                                              --------    -------     --------
  Net cash provided by financing activities                       555         637         853
                                                              --------    -------     --------

Effect of foreign currency translation
   adjustment on cash and cash equivalents                       (204)          9         (18)
Net increase (decrease) in cash and cash equivalents           11,346      (3,832)      4,146
Cash and cash equivalents at beginning of period                6,565      10,397       6,251
                                                              --------    -------     --------
Cash and cash equivalents at end of period                    $17,911     $ 6,565     $10,397
                                                              --------    -------     --------
                                                              --------    -------     --------

                         ODS NETWORKS, INC. AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  DESCRIPTION OF BUSINESS

ODS Networks, Inc. and subsidiaries (the Company) develops, manufactures, and markets a full range of local area networking products for large and mid-range
organizations.   ODS' modular chassis integrate multiple combinations of
switched and shared Ethernet, Token Ring, FDDI and ATM while maintaining fault tolerance, interoperability and manageability. The Company's network management and network security products provide management capability for customers' networks including fault monitoring, security monitoring, performance measurements, accounting and configuration management. These products allow customers to integrate efficiently a wide variety of computer equipment in numerous flexible configurations into a single, enterprise-wide computer network. Sales of the Company's products are primarily made directly to major corporations and government agencies for networking their internal computer systems and through domestic and international reseller channels.
 .
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                            PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ODS Networks, Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

                                  CASH EQUIVALENTS

The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents.

                               SHORT-TERM INVESTMENTS

The Company's short-term investments consist of U.S. government obligations, government agencies, and corporate securities with maximum maturities of one year. Short-term investments are classified as available for sale. These investments are valued at market value, which approximates amortized cost. The difference between fair value and amortized cost is not material.

                               RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash-equivalents, investments and accounts receivable.
The Company places its investments in U.S. government obligations, corporate securities and money market funds. Substantially all of the Company's cash, cash equivalents and investments are maintained with one major financial institution.

The Company sells its products to customers in diversified industries worldwide,
primarily in North America, Europe, Asia and Latin America.    Fluctuations in
currency exchange rates and adverse economic developments in Malaysia, South Korea and certain other countries could adversely effect the Company's operating results. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations.

While the Company believes that many of the materials used in the production of its products are generally readily available from a variety of sources, certain components are available from one or a limited number of suppliers. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could impact future results.

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

                               PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Such lives vary from 3 to 20 years. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the leases. Repair and maintenance costs are expensed as incurred.

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

                             ACCOUNTING FOR STOCK OPTIONS

The Company has elected to continue to follow APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of an employee's stock option equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standard (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which provides for either recognition or disclosure of a hypothetical charge for stock options. The Company did not recognize any charge in its income statement, but has provided the required disclosure in Note 8.

                                 NET INCOME PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" (EPS), which simplifies existing computational guidelines, revises disclosure requirements, and increases the comparability of earnings per share on an
international basis.   The Company adopted SFAS No. 128 on December 31, 1997 and
has restated all EPS data presented.    Under SFAS No. 128 the Company is
required to report two separate earnings per share numbers, basic EPS and diluted EPS. Diluted EPS is the same number the Company has previously reported as earnings per share and includes the dilutive impact of employee stock options and warrants.

                                REVENUE RECOGNITION

The Company generally recognizes product revenue upon shipment of product. The Company accrues for estimated warranty costs, sales returns and other allowances at the time of shipment based on its experience. Revenue from maintenance contracts is deferred and recognized over the contractual period the services are performed. To date, warranty costs and sales returns have not been material. There is a risk that technical issues on new products could result in unexpected warranty costs and returns.

                                  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the
reporting period.   Estimates are used for,  but not limited to, the accounting for doubtful accounts, sales discounts, sales returns, warranty costs, depreciation and taxes. Actual results could differ from these estimates.

                                     INCOME TAXES

The income tax provision is based on pretax financial accounting income or loss. The Company accounts for income taxes pursuant to SFAS No. 109, ACCOUNTING FOR INCOME TAXES, which uses the liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

                                   RECLASSIFICATION

Certain amounts in prior year financial statements have been reclassified to conform with current year presentation.

3. BALANCE SHEET DETAIL (IN THOUSANDS)

INVENTORIES

                                                   DECEMBER 31,
                                         ------------------------------
                                             1997              1996
                                         ---------          -----------
       Raw materials                     $   4,077          $    6,138

       Work in process                       2,004               2,308

       Finished products                     6,593              13,530

       Demonstration systems                 1,997               3,597
                                         ---------          -----------
                                        $   14,671          $   25,573
                                         ---------          -----------
                                         ---------          -----------

ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                            1997                 1996
                                         ---------          -----------
Trade accounts payable                      $5,381              $5,440

Accrued sales commissions                      563                 681

Accrued vacation                               724                 538

Accrued property taxes                         689                 631

Accrued warranty expense                       475                 475
Other (individually less than
 5% of current liabilities)                    877                 918
                                         ---------          -----------
                                            $8,709              $8,683
                                         ---------          -----------
                                         ---------          -----------

4.  LINE OF CREDIT

The Company has a bank line of credit agreement that allows the Company to borrow amounts up to $15.0 million. Borrowings under this line are secured by the Company's accounts receivable and inventory and are subject to certain limitations and conditions, including the maintenance of certain financial ratios and minimum net tangible worth amounts. The Company is also restricted under this agreement as to the payment of dividends.

Borrowings accrue interest at prime (8.5% at December 31, 1997) with interest due monthly and principal due April 12, 1999. A fee of 0.2% is paid quarterly on the average unused portion of the line of credit.

At December 31, 1997, the Company had no borrowings outstanding under this line of credit and had $15.0 million available for additional borrowings allowable under this agreement.

The Company made no interest payments during 1997, 1996 or 1995.

5. LEASES

The Company leases office space for its corporate headquarters in Richardson, Texas under an operating lease, the base term of which expires in February 2005, with two seven-year options to extend the term of the lease, subject to compliance with certain conditions. The Company also leases a separate warehouse facility adjacent to its headquarters under a lease which expires in June 2000. In addition, the Company leases office space for its U.S. and international sales offices.

Future minimum lease payments consisted of the following at December 31, 1997 (in thousands):

          1998                    $1,743
          1999                     1,234
          2000                     1,114
          2001                     1,090
          2002                     1,048
          Thereafter               1,995
                                  -------
                                  $8,224
                                  -------
                                  -------

Total rental expense of $2.1 million, $1.9 million and $1.3 million was charged to operations during 1997, 1996, and 1995, respectively.


EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK PURCHASE PLAN

  On April 24, 1997 the Company adopted an Employee Stock Purchase Plan (the Purchase Plan) under which 0.5 million shares of common stock have been reserved for issuance. Eligible employees may designate not more than 10% of their compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan, and each participant may purchase up to 500 shares in any one calendar year. On January 31 and August 31 of each calendar year, shares of common stock are purchased with the employees' payroll deductions over the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price on the first day of the six-month period. The Purchase Plan will terminate no later than April 24, 2007. Subsequent to December 31,1997, 10,311 shares of stock were issued under the Purchase Plan for an aggregate purchase price of $65,784 related to the purchase period which commenced on August 1, 1997 and ended on January 31, 1998.

 EMPLOYEE  401(k) PLAN

The Company has adopted a plan known as the ODS 401 (k) Savings Plan (the Plan) to provide retirement and incidental benefits for its employees. The Plan covers substantially all employees who meet minimum age and service requirements. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary deductions for eligible employees.

Employees may contribute from 1% to 19% of their annual compensation to the Plan, limited to a maximum amount as set by the Internal Revenue Service. The Company matches employee contributions at the rate of $0.25 per each $1.00 of contribution on the first 4% of deferred compensation. Company matching contributions to the Plan were approximately $121,000, $110,000, and $83,000 in 1997, 1996 and 1995, respectively.


7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and December 31, 1996 are as follows (in thousands):


                                                       1997           1996
                                                      -------       -------
     Deferred tax assets:

          Foreign subsidiaries net operating loss
            carryforward                              $   429        $ 560
          Vacation accrual                                272          202
          Allowance for doubtful accounts and returns     285          309
          Warranty accrual                                179          178
          Inventory allowance                             973          745
          Other                                            12           65
                                                      -------       -------
               Deferred tax assets                      2,150        2,059
         Valuation allowance for deferred tax assets     (429)        (560)
                                                      -------       -------
               Deferred tax assets, net of allowance    1,721        1,499
                                                      -------       -------

     Deferred tax liabilities:

         Tax over book depreciation                       647          535
         Other                                            (19)          66
                                                      -------       -------
               Total deferred tax liabilities             628          601
                                                      -------       -------
     Net deferred tax assets                           $1,093        $ 898
                                                      -------       -------
                                                      -------       -------

Significant components of the provision for income taxes for the years ended 1997, 1996 and 1995 are as follows (in thousands):

                                                   YEAR ENDED DECEMBER 31,
                                             ---------------------------------
Income tax provision                          1997          1996         1995
                                             ---------    ---------    -------
  Federal:
    Current                                  $(2,671)      $6,437       $7,798
    Deferred                                    (176)        (403)        (336)

  State:
    Current                                     (249)         766          988
    Deferred                                     (19)         (52)         (50)

  Foreign:
    Current                                      111           42           20
                                             ---------    ---------    -------
                                             $(3,004)      $6,790       $8,420
                                             ---------    ---------    -------
                                             ---------    ---------    -------

The differences between the provision for income taxes and income taxes computed using the federal statutory rate for the years ended 1997, 1996 and 1995 are as follows (in thousands):

                                                   YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                               1997          1996       1995
                                             ---------    ---------    -------
Reconciliation of income tax provision to
 statutory rate:
  Income tax expense at statutory rate       $(2,779)     $6,244       $7,734
State taxes, less
   federal benefit                              (174)        466          620
 Other                                           (51)         80           66
                                             ---------    ---------    -------
                                             $(3,004)     $6,790       $8,420
                                             ---------    ---------    -------
                                             ---------    ---------    -------

Net operating loss carryforwards of the foreign subsidiaries of $0.9 million at December 31, 1997 is available indefinitely for offset only against taxable income generated by the subsidiary.

The Company made income tax payments of $0.4 million, $7.4 million and $7.6 million during 1997, 1996 and 1995, respectively.

8. STOCK OPTIONS AND WARRANTS

At December 31, 1997, the Company has four stock-based compensation plans, which are described below. The Company established an Incentive Stock Option Plan in 1983, which provides for the issuance of options to key employees of the Company to purchase common stock of the Company. The 1983 Incentive Stock Option Plan was terminated on November 10, 1993.

In 1987, an additional Incentive Stock Option Plan was established with similar provisions to allow for further issuance of options. The 1987 Incentive Stock Option Plan was terminated on January 26,1997. Each plan provides for the issuance of up to 1.2 million shares of common stock upon exercise of options granted pursuant to the plans.

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

Common shares reserved for future grants under all of the stock option plans described above amounted to 1.1 million shares at December 31, 1997.

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

A summary of the Company's stock option activity and related information for the years ended December 31, 1997, 1996 and 1995, is as follows:

                                          1997                          1996                           1995
                              ----------------------------    -------------------------   ----------------------------
                                                 WEIGHTED                        Weighted                      Weighted
                                 NUMBER OF        AVERAGE      Number of          Average    Number of          Average
                                  OPTIONS        EXERCISE       Options          Exercise     Options          Exercise
                               (IN THOUSANDS)     PRICE      (In thousands)       Price   (in thousands)        Price
                               --------------   ----------   ---------------   --------   --------------      ---------
Outstanding at beginning
     of year                       1,200         $13.88          1,086         $9.27          1,083           $4.33
Granted                              605          13.78            431         22.63            302           21.47
Exercised                            (99)          2.93           (173)         3.53           (258)           2.40
Cancelled                           (134)         16.15           (144)        17.80            (41)          11.02
                               --------------                ---------------              --------------
Outstanding at end of year         1,572          14.34          1,200         13.88          1,086            9.27
                               --------------                ---------------              --------------
                               --------------                ---------------              --------------

Options exercisable at
    end of year                      562                           481                          512


Information related to options outstanding at December 31, 1997, is summarized below:

                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          --------------------------------------------------    --------------------------
                                                   Weighted        Weighted                     Weighted
  Range of                   Outstanding           Average         Average      Exercisable     Average
   Exercise                  at 12/31/97           Remaining       Exercise     at 12/31/97    Exercise
   Prices                  (in Thousands)     Contractual Life      Price     (in Thousands)    Price
----------------------    ----------------   ------------------    ---------   --------------  -----------

  $2.50 - $ 8.06                     425          3.80 years         $ 4.83             365     $  4.41
   8.50 - 13.88                      503          8.90 years          13.36              31        9.99
  14.25 -  21.00                     355          7.20 years          19.22              97       19.99
  22.55 - 36.25                      289          6.80 years          23.99              69       24.23
                                   -----                                                ---
                                   1,572          6.75 years          14.34             562        9.86
                                   -----                                                ---
                                   -----                                                ---


FAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, requires the disclosure of pro forma net income and earnings per share information computed as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method set forth in SFAS 123. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                              EMPLOYEE STOCK OPTIONS
                                          ----------------------------
                                          1997        1996        1995
                                          ------     ------     ------
Expected dividend yield                   0.0%        0.0%        0.0%
Risk-free interest rate                   6.0%        5.1%        5.7%
Expected volatility                      67.0%       62.0%       62.0%
Expected life (in years)                  2.0         2.0         2.0

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

Information relating to the fair value of option grants made during 1997, 1996 and 1995 is as follows:


                                                   1997       1996      1995
                                                  --------  --------  --------
Options granted with exercise price
 equal to fair value of common
 stock:

     Number of options (in thousands)                550       393       266
     Weighted average exercise
       price per share                            $13.62    $22.35    $21.36
     Weighted average fair value
        of stock option grants per
        Black-Scholes option
        valuation model                           $ 5.65    $11.32    $10.95


     Options granted with exercise price
      greater than fair value of common
     stock:


                                                    1997      1996      1995
                                                  --------  --------  --------
      Number of options (in thousands)                 55       38        36
         Weighted average exercise
          price per share                         $ 15.27   $25.57    $22.55
     Weighted average fair value
        of stock option grants per
        Black-Scholes option
        valuation model                            $ 5.17   $10.95     $9.92


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

                                                   1997        1996        1995
                                                 ---------   --------    --------
     Pro forma net income (loss)                 ($7,535)     $8,946       $12,837
     Pro forma earnings (loss) per share          ($0.46)     $ 0.54        $ 0.77


EXCHANGE OF STOCK OPTIONS SUBSEQUENT TO DECEMBER 31, 1997

     On January 21, 1998, the Compensation Committee of the Board of Directors approved a stock option exchange program (the Exchange Program), pursuant to which certain employees and officers holding incentive stock options (i) awarded under the Company's 1987 Incentive Stock Option Plan in 1997 and (ii) awarded prior to December 31, 1997, under the Company's 1995 Stock Option Plan (the 1995
Plan), were given the opportunity to exchange such options (Existing Options) for new options (New Options), based on the fair market value of the Company's Common Stock at the close of business on January 30, 1998. All directors of the Company, including the President and Chief Executive Officer, and the Senior Vice President were ineligible to participate in the Exchange Program.

     As a result of significant declines in the market value of the Company's Common Stock since issuance of the Existing Options, the Existing Options were exercisable at prices which substantially exceeded the market value of the Common Stock. In approving the Exchange Program and in keeping with the Company's philosophy of utilizing equity incentives to motivate and retain qualified employees, the Compensation Committee acknowledged that retention and attraction of qualified employees are critical to the Company's success and its ability to continue to meet its performance objectives. Additionally, recognizing that stock options constitute a significant component of the Company's compensation structure, the Compensation Committee deemed it important to regain the incentive intended to be provided by the New Options to purchase shares of the Company's Common Stock and therefore serve as a significant factor in the Company's ability to continue to attract and retain the services of superior quality personnel.

     Pursuant to the Exchange Program, holders of the Existing Options were offered the opportunity to exchange, on a share-for-share basis, such options for New Options having an exercise price of $7.50 per share, the fair market value of the Company's Common Stock on the exchange date of January 30, 1998. Each New Option was awarded under the 1995 Plan and vests and is exercisable with respect to 20% of the shares covered thereby on each anniversary date thereof. Eligible employees holding Existing Options for an aggregate of 646,800 shares of Common Stock with an average per share exercise price of approximately $15.87 elected to participate in the Exchange Program and were issued New Options covering the same aggregate number of underlying shares as they had held pursuant to their respective Existing Options. Other than the new exercise price and the commencement of a new vesting schedule, the option agreements relating to the New Options are substantially identical to the option agreements of the Existing Options they replaced. FAS 123 proforma information does not reflect this exchange as approval of the program was not granted until 1998.


9. MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company's operations are concentrated in one segment - the design, development and manufacture of local area network products. Sales to customers exceeding 10% of total sales were as follows: 1997 - $14.9 million to EDS and $10.8 million to various agencies of the U.S. Government (aggregated as one). ; 1996 - $22.9 million to EDS, $15.9 million to various agencies of the U.S. Government (aggregated as one) and $14.2 million to AT&T; 1995 - $31.6 million to EDS and $13.4 million to AT&T. A large portion of sales to AT&T in 1995 were attributable to a major U.S. Army customer of AT&T.

Export sales, primarily to Europe, Asia, Latin America and Canada, were $25.1 million in 1997, $17.1 million in 1996, and $12.9 million in 1995.

SUPPLEMENTAL FINANCIAL DATA


SUMMARIZED QUARTERLY DATA (UNAUDITED)
(In thousands, except per share amounts)


                                                                    1997
                               -----------------------------------------------------------------------------
                                 Q1                   Q2              Q3           Q4               TOTAL
                               ----------          ----------      ----------      --------         --------

 REVENUE                       $20,161             $27,868         $26,231         $18,067          $92,327

 GROSS PROFIT                    8,996              11,792          10,529           5,215           36,532

 NET INCOME (loss)              (1,178)                129            (431)         (4,937)          (3,457)

 DILUTED EARNINGS (loss)
   PER SHARE                      (.07)               0.01           (0.03)          (0.21)           (0.30)



                                                                    1996
                               -----------------------------------------------------------------------------
                                 Q1                   Q2              Q3           Q4               TOTAL
                               ----------          ----------      ----------      --------         --------

      Revenue                  $29,505             $31,007         $31,303         $26,049          $117,864

      Gross profit              14,366              15,366          14,893          12,502            57,127

      Net income                 3,494               2,976             944          11,051             3,637
      Diluted earnings per
      share                       0.21                0.22            0.18            0.06             0.66



STOCK MARKET INFORMATION

   The Company's common stock is traded on The Nasdaq Stock Market(SM)  under
the           symbol ODSI.  As of March 2, 1998, there were approximately 300
holders of record of the common stock.      The following table sets forth,
for the periods indicated, the high and low sales prices for the common
stock, as    reported by The Nasdaq Stock Market, after giving retroactive effect to the 2-for-1 stock split in 1995.


                                   1997                  1996               1995
                         ------------------------ -----------------   ------------------
                           High            Low      High     Low      High      Low
                         --------       --------- --------  -------   -------   --------
     First Quarter       $18 1/4        $11 5/16  $28 3/4   $17 1/4   $18 1/4   $13
     Second Quarter       16 3/8         11 3/8    27 3/8    19 1/4    26 3/4    17 5/8
     Third Quarter        13 3/4         10 1/64   23 1/4    16 7/8    42 1/4    25
     Fourth Quarter       13             5 1/2     16 5/8    11 3/8    37 1/8    20 1/8

   The Company has not paid any cash dividends on its common stock and currently intends to continue its policy of retaining earnings for the Company's operations and planned expansion of its business. In addition, the Company's bank credit facility restricts the payment of dividends.